CHARACHORDER

Type at the Speed of Thought.®



charachorder.com Frisco, TX    Technology   Notable Angel   B2B   Hardware   Ecommerce

Highlights

Notable Angel	$1M+ Revenue	Repeat Founder
Raised $25k or more from a notable angel investor	Earned over the last 12 months	Started a prior company with $2M+ in funding or revenue

1. +1,000% Successfully Funded on KickStarter 3 times.

2. +100,000,000 Organic Social Media Views from Consistently Viral Demos

3. +13,000 Orders Shipped

4. World Class Investors, Groundbreaking Proprietary Technology, & an Enthusiastic Community of Users

Team


Riley Keen   CEO   SPV Voting Proxy
Former Toyota, CES Top New & Noteworthy, CodeLaunch Finalist, MS Georgia Tech
charachorder.com


Matthew Swarts   CTO
PhD Georgia Tech Research Institute Branch Head of Machine Learning & Data Analytics


Monica Keen   CFO
Former Samsung, MS Computer Science Engineering


Adan Arriaga   CCO
Toyota E-Commerce, Serial Founder & Marketing Guru


Alejandra Salas   CPO
Early community supporter that through hands-on contributions, was onboarded to lead assembly, and later promoted to head production, leading CharaChorder through 2 major product launches.


Derek Elliott   Creative Director
Industrial designer turned 3D animator with over 20 years of experience taking complex topics and presenting them in a digestible, marketable way.


Raymond Li   Director of Open Source
Software Engineer in big-tech AI infrastructure, PyTorch core contributor



Tangent Chang Customer Specialist

Full-stack engineer at aetherAI, developer of several tools for CharaChorder users, and active member of the CharaChorder community



Alan Carratalá Director of Community

Court Interpreter turned Entrepreneur. The customer's voice within the team.

Pitch Deck


CharaChorder
Rewriting the Rules of Communication
We build tools to remove the friction between thinking & doing
Type at the Speed of Thought®

Welcome to our 1st Public Equity Offering

For decades, we've grown accustomed to a system that's slow, sequential, and constrained by a layout designed for typewriters.

We don't think that makes sense anymore.

That's why we've built a new standard for the digital age. Everything we do ties back to our mission to get the whole world typing at the speed of thought.®


Our 1st Public Shareholder Meeting!
CharaChorder
Investor Update
Q1 2026
Watch on YouTube

CharaChorder isn't just a faster, more comfortable keyboard. Type individual keys like an ordinary keyboard, or chord multiple keys together for billions of possible outputs. It's the flexibility of a keyboard, the speed of a steno machine, and the ergonomics of a Datahand all baked together into 1 ultimate peripheral that's affordable & accessible for the masses.


Our Elevator Pitch!
CharaChorder
OUR
ELEVATOR PITCH!
Watch on YouTube

Just like chording unlocks a deeper level of creativity in the world of music, we're doing the same for human computer interaction. The potential is limitless, and the results are mind-blowing.


Joe Rogan Reacts to CharaChorder
CharaChorder
"F***ING GENIUS"
Watch on YouTube

What we've done so far

- Built & shipped +13,800 products all around the world
- Developed our own firmware and input engine (CharaChorder Engine)
- Proven that users can dramatically exceed traditional typing speeds
- Built a passionate community pushing the limits of human input


CharaChorder Two - Official Launch Video
CharaChorder
Watch on YouTube

Where we're going

Our goal isn't just to sell keyboards. With your help we aim to:

- License CharaChorder engine to **OEMs & partners**
- Expand into **education, gaming, accessibility, and beyond**
- Build tools that help people **think, create, and communicate more fluidly**

We believe we can make CharaChorder a foundational layer of human-computer interaction, one that makes learning feel like a video game where you level up in real life.


CCIO Teaser
CharaChorder
CCIO
Watch on YouTube

Why now

Three things are converging:

1. AI is accelerating creativity. In this new age, the speed you can communicate with machines is the biggest bottleneck to bringing your ideas to life.
2. Creators, Engineers, and E-Athletes are demanding more expressive tools.
3. People are more open than ever to learning new interfaces that give them an edge, and reduce repetitive strain.


Introducing CC Ball - Dual Wield Mouse
CharaChorder


Watch on YouTube

The world is ready for something better than QWERTY. Now we're ready to make it available for masses.


Introducing CCU - A Keyboard Built for U
CharaChorder
Watch on YouTube

Why we're raising

- Scale production & distribution so we can reach customers all around the world.
- Make the onboarding experience so fun it becomes a selling point rather than a barrier to entry.
- Accelerate partnerships, and our ability to license technology like the CharaChorder Engine

This isn't just about speed. It's about removing friction between what you think and what you create. When we succeed, we don't just make typing faster... we fundamentally improve how people connect with one another.

Together, we can get the whole world typing at the speed of thought.®


3 Advantages to Typing in 3D
CharaChorder
1D
VS
3D
Watch on YouTube


The Wearable Keyboard that's Faster than Talking
CharaChorder
Watch on YouTube


Does Typing Speed Even Matter?
CharaChorder
300 WPM
...does it matter?
Watch on YouTube


A Brief History of Chorded Text Entry
CharaChorder
A Brief History of Chording





Playing Valorant with the Master Forge
CharaChorder



What is Text Entanglement?
CharaChorder

How do you reply before
I finish typing?!?!??!!! |

Text Entanglement ftw|



Master Forge: Official Launch Trailer
CharaChorder